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          Filed by the Board of Trade of the City of Chicago (CBOT)
          Subject Company - Board of Trade of the City of Chicago
          Pursuant to Rule 425 under the Securities Act of 1933
          File No. 132-01854

                                    * * * *

The following is a transcript of the meeting of Members of the Board of Trade of the City of Chicago, Inc. (the "CBOT") held on Wednesday, August 16, 2000 on the CBOT's trading floor. An audio recording of the meeting was later inadvertently posted for a short time on the CBOT's intranet sites, MemberNet and OnBoard.

                                    * * * *




The CBOT urges its members and membership interest holders to read the Registration Statement(s) on Form S-4, including the proxy statement/prospectus contained within the Registration Statement(s), regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's Web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

                             Chicago Board of Trade
                                 Floor Meeting
                                August 16, 2000

Introduction by David P. Brennan, Chairman of the Board:

          Good afternoon. I want to thank you all for coming to today's meeting. I want to thank those of you who are listening on MemberNet. I think we have a large crowd here and there is a large crowd listening in, so it's good to see that everybody came.
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          Well the purpose and necessity of this meeting is pretty obvious to all of us, I think. Before I was elected to this post, I was like you, I was a trader. I spent my time on the floor, and likely will be one for the rest of my life after I'm done with this gig. So I know what you are going through. I know the uncertainty surrounding the issues faced by this Exchange . . . the decreased volume, the falling membership prices, and a general uneasiness or fear about how the business is going to be in the future . . . how this business will get transacted.

          In the midst of what is a very difficult time for all of us, we cannot tear this institution apart from the inside out. We must unify this membership, and we must do it now, if we are to retain control of our organization and this organization's future.

          First of all, and this is a little add, we are not filing for Chapter
11. That's the rumor I heard yesterday on the floor and I heard today on the floor. It's unequivocally, absolutely not true and there are no new assessments coming either. We are separating and weakening ourselves by perpetuating these unsubstantiated rumors. This practice of spreading fear, however, is very simple to remedy. We have to establish what is fact. It is not what we consistently read in the press. It is not the majority of the information that circulates on this floor. And in most cases, it's not what is posted on Trade Talk, although some of that is true.

          I have to be very forthright with you. I know that the persuasive power of the press and the strength of the CBOT's rumor mill reach you more often than I do. We are here today to dispel some of these influences and secure what lies beneath the matters that we are dealing with today.

          Before I talk about specifics, let me make a point regarding the dominant Exchange issues being discussed in the press, on our floors and on Trade Talk, Eurex, the CBOE, Restructuring, MFN, the Eurex Batch Window, and the CBOT's overall financial health. These are sophisticated business problems, and there are no quick and easy solutions to all of these. I want you to know that the Board of Trade does intentionally shield need-to-know information from its membership. Given the constantly evolving process of our restructuring meetings, any information released to the membership would have to be quickly retracted and changed. Like any other institution undergoing organizational change, we are presenting our proposals as finished products. A daily update would only serve to cause confusion.

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          Unfortunately the press has filled that space, created by this dearth of updates, and even more unfortunate is their insistence on utilizing inaccurate information that we can only assume is generated internally. I do think that sound rational business decisions should be in the metric that the Exchange uses rather than the court of public opinion, played out in the press and also on the Internet. Our members' financial livelihood depends on the ongoing success of this institution, the Chicago Board of Trade. As a member, I want well -- thought -- out business decisions, decisions that maximize the present value of future trading opportunities, maximize shareholder value and allow the institution to financially prosper. With that, let me give you a few of the facts.

          The Implementation Committee nominated, and the Board yesterday approved, three members to the Electronic Company's Board of Directors, which we expect to be formed in the very near future. We got approval from the SEC just last week for that wholly-owned subsidiary. There has been diligent work done on draft business plans for the eCompany and the Open Outcry Company with input from the financial and strategic advisors. The goal is to have these plans reviewed by the Executive Committee and the Board in the near future. Together with the lawyers, the bankers, the consultants and the accountants we are diligently preparing the registration statement, which will be the disclosure document relating the next step of the restructuring process. This disclosure document will contain all material information relevant to your vote on the next step of the restructuring. Their current goal is to file that registration statement with the SEC early in the fourth quarter of this year, and as sooner the SEC process goes well, we expect that the membership will vote on the next step of the restructuring shortly thereafter.

          Another fact, we have a binding contractual agreement with Eurex. We are not walking away from this agreement. It would not be advantageous from an economic or business standpoint to do so.

          Fact: We continue to have merger discussions with the CBOE. These are complicated talks. We are working on critical issues of membership and trading rights. I'm sure that you understand that these are complicated issues and they need to stay confidential.

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          Fact:  The Implementation Committee is again exploring the most favored issue, as we did promise you. We solicited your input and your proposals for supporting information. We will take all these proposals seriously. We will look at them and explore any alternative if there is to be any change.

          I've repeatedly stated in previous speeches, talks and conversations that I continue to believe in this institution and its members. We must continue to make some tough decisions to move this place forward. There is an old saying that you can't drive a car by constantly looking in the rear view mirror.

          The Board of Trade has enjoyed immense success over 152 years of operation. At this time, however, our membership has to have the courage to embrace change or the world will move on and leave us to our glorious history. What we want and what we must create is a future. It's just not good enough that we voted for change, now we have to execute that plan for change. Just as you would any good trade, you have to use sound business judgment when addressing these issues, and not our emotions.

          I've provided you with a few facts and some of my thoughts. I've asked the interim president, Dennis Dutterer, to address this group. I've asked Charles Carey, who is the Finance Committee Chairman, to give a few remarks. Glen Johnson and Jim Amaral are going to address a couple of issues, and after that we will be happy to take any of your questions. I would ask that you hold your questions until the end of these short presentations. Thank you.

                                   * * * * *

Remarks of Dennis A. Dutterer, Interim President and Chief Executive Officer:

          Thank you very much. In April when I assumed my responsibilities as the Interim President and CEO, the Board of Trade had already entered into its alliance agreement with Eurex and was far along in the development and implementation of transition from the Project A electronic trading system to alliance trading system. The Board was far along in its development of its restructuring plan with subsequent Board action in May and vote of the membership in June. My primary objectives at that time were really three-fold.

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          One, to continue to work with the Board and implement the decisions and the arrangements under the alliance arrangement, to transition from Project A to alliance trading platform. And as you know, within 12 days we will make that transaction.

          My second objective is to assist in the restructuring efforts. The members have taken a vote and we continue our work, which the chairman referred to. That is the work of developing business plans for the two business enterprises, insuring that the necessary legal and regulatory work is under way and completed in a timely fashion.

          And third, of course, is to continue the running and operation and assisting in those efforts of the day-to-day operation of the Board.

          There are a lot of things that have to be done to work toward these primary objectives and working on them. One, of course, is an area that I am particularly aware of and particularly sensitive to and, indeed, one that I address in earlier comments to the membership. That is a review of the expenses. As I indicated, I am sensitive to the members and the member firm needs, and I am also sensitive to accomplishing the primary objectives that I described a moment ago. What I've strived to do is to balance those two things and, indeed, I would note that so far this year we are approximately 10% or 11% below our budgeted expenses . . . $9.6 million below budget.

          Our staff through attrition is down approximately 10%. We have limited our hiring, yet aware that there are certain key positions we must ensure are filled and that the tasks that are performed by some of these individuals must be performed by others. As you know, we require a number of people just to operate the Exchange each day, and I want to assure you that in no way will we affect the operations on a daily basis. I want to tell you that we are continuing to review areas in which we might reduce our expenditures, both historical areas and new areas. I want to assure you that we are looking at unique projects that might be deferred or delayed. But, I do want to assure you that our objectives, the three primary objectives that I mentioned, will be met.

          In a moment, I'll introduce Glen Johnson, our Senior Vice President, to talk about some of our expenses. But, I want to make a commitment to you as the Interim CEO to do everything within my power to run the Board of Trade as a business to accomplish these primary

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objectives in what I recognize are particularly difficult times with our volumes, with our financial challenges, with our transition costs.

          I am committed to do what is necessary for the Board of Trade to accomplish those objectives. I recognize that at times this will require me to make decisions and recommendations that may have individual impact, but I assure you that I will do so only when I believe they are in the best interests of the Board of Trade. Glen.
                                    * * * *

Remarks of Glen Johnson, Chief Financial Officer:

          Thank you Dennis. The most important impact on finance is volume, and particularly, the recent shortfall. I told the Directors at the beginning of the year that we needed to maintain on average one million contracts a day.
That level was just to get by. It did not do anything to improve our overall financial health. We were on target until the end of June, although the month of June we averaged fewer than 900,000 contracts. Than came July where we averaged less than 700,000 per day. As of last Monday, August was also averaging fewer than 700,000 per day. Our average through the year as of last Monday was 970,000 contracts.

          The financial statements of the Board of Trade are complicated to follow primarily because some of the cash requirements are in the Board of Trade and some are in CERES. On top of that some costs for accounting purposes are treated as expenses and some are treated as capital expenditures. But at the end of the day, the questions is how much money is required to operate everything regardless of its categorization on the financial statements. The answer is about $200 million. This includes debt service. It includes the cost of building electronic trading, which Jim Amaral will discuss in a minute, open outcry, order routing, everything.

          As this slide shows, there are revenue sources other than volume-related Exchange fees that can be used to offset this amount. This includes revenue from quotation fees, rent from the building, revenue from services like telephone, booth space and member services. And, with the new fees in place, we are still at a burn rate, if you will, of just under 900,000 contracts per day. With our current trend, we may still be short, let alone have the ability to

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improve the overall financial health, but as Dennis mentioned, the work is not done. Further reductions will be required and other fees may have to be looked at.

          As of today, the debt of the Board of Trade stands at $82.3 million. $7.3 million is owed to BancOne and it's due May 1, 2001. $75 million is owed to privately placed noteholders. The first of ten annual payments of $10.7 million is due next March. It is our intent to continue paying down the BancOne debt on a monthly basis so that we are not faced with a balloon payment. Remember that the new trading facility cost $167 million. We put $62 million of equity into that project and borrowed $105 million. Since the floor opened in 1997, we have paid off $22.7 million on that debt and will continue to do so.

          Seeing this trend and desiring to improve our financial health, the Finance Committee and the Board took some actions, which will increase our revenue. Dues were instituted on June 1. The membership is going to vote, as required by rule, on increases in Exchange fees and the cap on individual trades on August 30. The Board also instituted new fees for the alliance system, which greatly simplifies the fee structure. No longer will electronic trades be charged based on CTI code. Rather they will be billed by membership category,
either as a member, a delegate or a customer.      I'd like to turn this
presentation on finances over to Charles Carey, who as First Vice Chairman, serves as Chairman of the Finance Committee.

                                   * * * * *

Remarks of Charles P. Carey, First Vice Chairman:

          Thanks Glen. I'd like to provide a brief description of the actions of the Finance Committee this year. As some of you may know, I took over as Chairman of this committee in January. The Finance Committee started this year focused on cost cutting and cost containment. To accomplish this, we conducted meetings with department heads, we discussed their respective budgets, and we requested that they identify any areas within those departments where costs could be cut or deferred. There was a hold put on projects which were deemed nonessential. Budgeted positions were left open as Dennis Dutterer said earlier.

          To that end, our head count has been reduced to 750 from 834 last year and from 932 budgeted at the beginning of 1999. We are still working closely with Glen Johnson and

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Board of Trade staff to re-examine all departments and all projects to make sure we get our operating costs down.

          There was a question posted on MemberNet regarding the Marketing Department. That budget was reduced from $20 million in 1998 to $9.5 million in 2000, and they were given the responsibility of member readiness for Eurex. This year's Finance Committee has also further revised down our volume projections from 260 [million contracts], which last year's Finance Committee approved, to 230 [million]. We will be monitoring that number closely. I believe most of the decline can be attributed to the decline in the 30-year T-Bond trading.

          We also are directing Glen Johnson to prepare next year's budget and cash flow requirements as though annualized volume would be 200 million contracts. That would be a decline of 30%. This kind of conservative approach is necessary to ensure that we have adequate cash reserves going forward. The drop in this year's volume produced a corresponding drop in revenue of $13 million. In response to this decline, the Committee determined to recommend a revenue enhancement package, I think Glen Johnson just referred to it, but the Committee recommended new position dues, an increase in member Exchange fees, an increase in delegate fees, surcharges for license products and block trading fees for agencies and any new products that would come up.

          We have a well publicized payment of $21 million due on our business/building. This payment will reduce the debt to approximately $64 million at the end of next March. We have to ensure adequate cash reserves to provide for a strategic initiative such as order routing. We have to provide the reserves for the a/c/e alliance, and we have to provide for the [inaudible] payment. We need to reconcile all these costs and I know that there are concerns regarding the dubious operating agreement and the decision to outsource market supervision.

          In particular, the cost of operating Project A versus the cost of outsourcing arrangements. Jim Amaral is going to explain these differences and explain the net effect of operating expenses going forward.

          The Finance Committee has scheduled meetings on September 11 and September 18. We will continue to work with Dennis Dutterer, Glen Johnson, Jim Amaral and the rest of the CBOT staff to monitor costs and continue to look for areas of cost reduction

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within the Exchange. This Committee will be busy. We will close the gaps and we put this Exchange on sound financial footing through 2001 and beyond.

          Thank you.
                                   * * * * *

Remarks of Jim Amaral, Chief Information Officer:

          I'm Jim Amaral. I'm your Chief Information Officer, if you will, the head techy at the Board of Trade. I work for you.

          I'd like to talk to you today about several things. The undercurrent, the thread, of what I'm going to talk about is change, the management of the change that we are going through, the old economy becoming the new world economy, what we are doing about it. But, I want to talk about it in facts and data. I'm a technical guy. My job is to deliver the technology to support the business strategy. I'm going to review the strategy, talk about the technology, jump with both feet into some of the costs, and talk about where our plans are taking us. My message is that we are smart. We are being very smart in applying technology of the business and we are being business smart with the technology. Let me go into that a little bit.

          Eurex Alliance, it's our a/c/e platform that will launch next successfully, on time, on budget, a major undertaking, driven by the strategy of the Board of Trade. That strategy boils down to really one phrase that's been consistent for two years now. And that is that we can't do it alone. We need a partner and with that partner we can achieve global market acceptance for our products. With a distribution channel, we can address the volume issues. The technology to support our strategy is the Alliance Platform, the a/c/e system that we're launching. The first Release, Release 1.0, that is coming out this month is the first step on the way. We made some compromises, there are gaps. Our strategy said not only can't we do alone, but we need to do it quickly. We need to get to market. We took that as a primary motivator in coming up with the system that we're launching this month. Getting to market as quickly as we can.

          Let me take a second to review some of the history, some of the decisions that we made. Last June the membership voted to proceed with the Alliance, to develop this platform. In October, early October, we signed the Alliance Agreement with Eurex over in Burgenstock that laid the foundation for the partners behavior and business opportunities moving forward.

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Over the next few months until the first of the year, we specified just we were going to be doing. And there were a couple of elements of that: What's the software that we would develop? How will we operate the hardware? How will we operate the market? How will we plan for future enhancements? Again, given the time to market was the primary driver, we elected to proceed absent some of the things we said were important. But the things that we said were most important, we accommodate and made sure they were in. A couple of examples: Our system, when it launches later this month, will launch trading our fractional products in fractions, a major difference from the basis the software that we built it on. Another compromise that we didn't put in was the pro-rata matching algorithm. We said we can face that later once we see how the system performs. So there were a series of compromises that were actively discussed and agreed upon. Mostly in the first of the year time frame.

          We made some other decisions at the first of the year. We reinforced that time to market was our driver, that we were going to get this out in mid-2000 and that we would get it out on budget. In order to achieve that goal, we also took a decision about how to operate the host system. We contracted with Deutsche Borese Systems which is a member of the DBAG family, just like Eurex, to operate our host environment. That host computer is physically located here in Chicago. Half of it is in the building next door, the other half is across the river, just west of the river, building in some disaster recovery into the system. Same thing with the network. The core piece of the network, the access point in Chicago, half of it is here, half of it is across the river. The host operations are being managed by Deutsche Boerse Systems. The market operations, two pieces of market operations: market supervision and market surveillance. The surveillance function is handled entirely by the Board of Trade with resources exclusively here in Chicago. The market supervision function which many of you will draw parallel to the Project A Help Desk is being operated in Frankfurt initially with plans to roll it to Chicago next year. We contracted with Eurex to provide this Help Desk functionality. We've supplemented it with CBOT staff to transfer knowledge and bring it back home as soon as we're ready. That was another decision we took at the first of the year.

          Finally, a decision that impacts the cost of the system, we decided that we needed to come out of the gate being able to support 100% of our volume. That is, the system had to

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handle a million contract volume. The software we knew could always handle that because that's what we bought, a system that could handle volumes many times that. The hardware we had to scale up and the networks and the help desks to handle that kind of volume. A couple of months later in the March-April time frame, we suffered some management turnover. We had some losses at the senior staff level. We recovered, the project is on time and on budget. Later, in May, we made some other decisions on how we were going to test, accept, simulate, roll out Decommission Project A. We're in the middle of that. Right now, this week, we're completing our simulation period. We have 86 members signed up to launch. That represents 95 locations, actually it's more than that now, it's about 105 locations. Those locations are in Paris, Chicago, New York, Frankfurt, Tokyo, London. We have our world-wide network deployed, we have our system passing all simulation tests. We've got a winner, it's ready to go! Of those 108 locations, 95 are fully tested as of today. We have one more day of simulation, tomorrow, before we start breaking our systems down and turning them into production systems.

          Let me spend a second and talk about the roles of some of the companies we've mentioned. DBS, Deutsche Boerse Systems, currently operates the Eurex environment. Also operates some other exchanges, the Finnish Exchange, Vienna, there are other exchanges it operates. What does it do best? Operates exchange trading systems. We contracted with them to provide three things for us: running our host, running our network and providing customer service, some for the technical help desk functions. We've been hit pretty bad in terms of staff losses over the year and found ourselves in a position that we couldn't provide the people necessary to do the work to get us launched on time. So some of the functions, like market supervision, like customer support, we took a decision to outsource. And not a bad decision either. I'll talk about the cost impact of it in a minute. Eurex: Eurex provides market supervision. That's in addition to being our partner in the Alliance, we have a separate contract with them to have operators watch the screen to end the trading, to open the trading the next day, to fix problems, to answer your phone calls when they come in. We contracted with the Board of Trade Clearing Corporation (BOTCC) to develop a clearing interface. BOTCC absorbed the whole cost of it. So we have a clearing interface in place. In addition the Board of Trade had some technical work to do. We have a handful of systems called interfaces that are necessary to

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make the entire environment work. We've developed hardware and software internally for our price reporting interface, our accounting interface, our surveillance interface and others. So there's been a lot of work going on right here throughout the last year. All of those systems are up and running. We've accepted all of the software and all of the hardware. It's a functioning system. There have been some questions about the system and how it operates with regard to Internet access, with regard to its batch window. I'd like to take a second and talk about both of those points and certainly answer more questions after my presentation.

          Internet Access: As a business decision, we elected to follow a model that said Internet access that is bringing orders to the Exchange's electronic system would be through primary clearing members. That is, you cut the deal with your clearing member who would provide any number of different forms of access, Internet being one of them. That is available through several clearing members for launch. In addition, we have an Internet -- available system that's being coded as part of Release 1.1. We don't know when that will come out.
It's patterned after Eurex's Release 4.1 that provides Internet connectivity to the user directly. Beyond that, we have a project called CBT Direct that's run by the Chicago Board of Trade outside the Alliance that provides low cost connectivity options for members who may want to dial up, or have ISDN access, or who might be in the building here already on a network, as a low-cost alternative. That system is up and running and is offered for launch. In its next release, obviously if it's authorized to spend the money, we will provide Internet access through there.

          Batch Window, a lot of discussion about Batch Window. We've known for quite some time, since last year at this time, that the Eurex system shuts down on a daily basis. It shuts down for a period of approximately four hours. We don't know if that's overkill or not. We will know soon, once we start operating the system. We could've taken an additional 90 days and tested this and gone to an off site environment, spent a few more million dollars and determined if this type of a Batch Window was necessary. We elected not to do that for two reasons. One, fiscal responsibility. Two, time to market. So we will open with a four hour system batch time. Now it's been said that we have a six hour period, and that is true. Four hours is for the system itself. In addition to the time the system is down to end its day and close out its book, the trading day needs to be shut down and then opened again. So bracketed around the system down time

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are two periods, a post-trading period and a pre-trading period. We've estimated a certain amount of time for each: 75 minutes for one, 35 minutes for the other. We don't know if those windows are too large. We will know once we start operating the system. Once we get some experience, some salt behind our ears on running this system, we'll readdress the amount of time that the system is down. Currently, our batch processes are running at about a half an hour. That's in simulation with a low load on the system. We know that it's not a linear equation to say if we go from 200 trades to 2,000 trades it'll be 10 times as long. It's not linear like that. But we need the facts and data in order to address the timing of the batch window duration. And that's on my list of things to address immediately.

          Something else that's on my list that we're dealing with right now is how do we move ahead. What are those things we have to do in addition to launching the system successfully. To allow you to trade, you to generate volume, to allow other customers to join the distribution that we have made with our network and create other/more volume on the system. What do have to do moving ahead. We have a short term issue, we have to decommission Project A. One of the decisions made late last year was that we would not continue to invest in Project A. We have spent very little money on Project A this year. It's been on basic life-sustaining sustenance. We've been caring for it and feeding it. We have not been improving it, we have not been fixing minor bugs, we have not been retaining the staff to operate it and grow it in the future. When we decommission Project A on Friday, it's a hard decommission. We turn off the network, we unplug the system, we retrieve all of the terminals that are out on our users' desktops. In fact, we're reselling those terminals for about $1,000 each and recovering some revenue from it. Project A will be retired.
The ability to then take it and do anything with it requires additional funding. The most difficult part is that we have lost the staff to run that environment. Our new information system environment is very different than Project A, requiring completely different skills. It would be a difficult process for us to do anything with Project A after we turn it off.

          Moving ahead beyond Project A, we launch, we monitor the launch, we learn from the behavior of our customers on the system. Then we start planning for additional features for functionality. We have the ability in the system to add new products. Products that are

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similar to those we trade now, we can add very quickly. Products that are not similar may take a little more time, but they do not require a full release of the software to add new products. So in about the same time frame it takes me to put a new product on the floor or on Project A, I can put into our a/c/e environment. Adding new users, same story. We've sized the system for our full volume. We can add new users very very quickly and, in fact, expect to be adding about 100 European users after November of this year. We're waiting until November because Eurex needs to release the next version of its software as a gating item before we can bring many of those people into our environment with a lower cost. They can certainly join earlier, but they would have to buy some additional hardware to do that. We expect our next wave of users to come after the turn of the year. And we expect many of them to be also from Europe. The system can accommodate the addition of users very quickly. It can accommodate the volumes that we anticipate without a hitch.

          Our release plan, moving forward, includes such activities as how to eliminate entirely a down period in the system, how to go to a true follow-the-sun 24 hour a day trading system. That's in our release plan for future release. We're working on that release plan right now. What particular content, what additional functionality will be provided is being defined right now. In a perfect world we would have already closed the door on any new functionality or enhancements to the system in order to get it out the door by next summer. One major release a year. But we've extended that period so that we have some experience with how you, our members, use the system once we launch it so that we can get that feedback and incorporate it into future releases. We expect Release 2.0 to come out next summer. We're talking about a Release 1.1 to come out early in the year, in first quarter, probably in the February-March area. We haven't approved any of that yet. We haven't gone through and discussed it thoroughly. We have identified individual functions though with some of our committees and talked about it and we're estimating the magnitude of the work. And from that we'll know the cost to provide that additional functionality.

          Let's talk about costs. There's been a great deal of publicity and press about the cost of this environment. There have been a lot of inaccuracies. Many of the numbers you've heard are just plain wrong. I'll share with you the honest numbers today, the truth. And it's the same story that you've heard before. There are three major components of the cost I'll talk about. One is what it's taken us to build the system, the project cost. The second is what it will take us to operate the environment. And the third, the cost associated with enhancing, or growing, the environment.

          Last May I told you it will take $50 million to build this system. It's taken us $50 millions. We're actually on the low side of that; we're coming in under budget. I told you it will take $46 million to do the same to Project A. We didn't do it to Project A, so I have no real numbers to offer you, but I can look at what some of our other exchanges, particularly right across the street, are spending on their electronic trading systems and tell you that we're in the ball park.

          Operations cost: We've agreed to spend $1.9 million a month to operate the system. That $1.9 million a month represents host operations, that's about $1 million a month to run the computers and run the software. The network, that's about one-half million dollars a month, and customer service, that's about $400,000 a month. $1.9 million a month is what we are paying for operations, not $2.8 million as has been published. Market supervision, the contract we signed with Eurex to provide the help desk functionality for the first years of our system is costing us $200,000 a month. We are adding additional staff to that so there is another cost associated. Staff that we had for Project A that we are training on our a/c/e system so that we can then reduce Eurex's bill and take that responsibility on ourselves. The third cost, enhancements. We've agreed to two enhancements so far. We've agreed to participate with Release 4.0, Eurex's Release 4.0, and Release 4.1. Together those two sets of enhancements are costing us $17 million. Those are the costs associated with our Alliance. With the delivery and development of the a/c/e platform. Looking at that, looking at the net of that analysis, we're right where we said we would be. The project, on-time and on-budget, under budget. All of the other work, the operations, yes, we took a different path at a fork in the road and elected to outsource some of it. The costs for doing that came out of my budget, came out of your IT organization. So what it's costing us to pay DBS to operate, we're not paying ourselves to run. The net is that we're delivering this where we said we would.

          The outsourcing issue, that's come up. What are we giving away by outsourcing? We asked Merrill Lynch that question. What is the impact on anything we may chose to do with our eCompany because of that outsourcing relationship? And the answer is none. That the variable that impacts any valuation is volume, is the revenue, is the money that's coming in the door. There is no impact because of the fact that we outsourced post-operations to DBS. In fact, I've outsourced a couple of other things this year. Every network in our campus, in this building, in the financial floor, in all of our offices, in many of your offices, is not owned by the Chicago Board of Trade.
We have an outsource with Cisco. All of our networks are Cisco's networks. They own them, operate them, maintain them, repair them, monitor the performance of them. It's a good deal for us. We're saving money doing it this way.

          Order routing, I'd like to talk about that for a second because it's another outsourced example. In the ballot last year and in our presentation to you last year, we said that we would also deliver an integrated order routing front end to every Alliance screen, every a/c/e screen that we're turning on next week has the ability to also eOpenoutcry.com so that a customer can, at his or her choice, dispatch an order to either the screen or the floor. We've completed our work on that project. It's delivered. We've started some trades, our Chairman has traded on it. It works. It works over the Internet from any browser any place. It doesn't even have to be on an Alliance screen. We can send an order to the floor very successfully. And we found a way to save a couple of million dollars doing it. We entered into an outsourcing arrangement for the software that drives that system. And it was a good business decision. Again, on-time and on-budget. And that's the message. That's the truth. And I'll take any questions after David wraps up about it of course, and drive down into any level of detail that you'd like to. But my project team has done an outstanding job. Your IT department is functioning more effectively and more cost efficiently than it ever has. We are being business smart in technology and technology smart in business. We are making the changes that are necessary to survive and flourish in this new environment, and those are facts.

          Thank you.  David.
                                    * * * *

Remarks of David P. Brennan, Chairman of the Board:

          Thank you, Jim. Okay, that will conclude our semi-formal presentation. I'm sure there are a number of questions out there. I think a lot of them have been addressed. There's been a number, I think. Carl, you've been very prominent on the trade talk circuit. I think it's pretty clear if I can address a few of them up front again though. Again, I think we talked about the Batch Window, running Project A for that six hours is not an option, opening the floor is not really an option. What we are doing is addressing that six hour batch as fast and as quick as we can. We understand the issue. Not happy about the six hour batch, but we're doing all that we can to shorten that. With that, I'd like to open it up if there are any questions.

                                    * * * *

The Chairman opened the meeting to questions:

          Paul: David, you addressed some of the issues about the Batch Window, but I guess although we realize that our new Eurex platform was meant to be an after hours system, we have angered many of our customers by the timing of the six hour batch window which happens to occur during the Asian market time. All the while our competitors are licking their chops. I quote Lee Midas, the Director of eSpeed, I think it's a good opportunity for us. eSpeed is Canada's electronic platform which operates 23 hours a day. The Chicago Mercantile Exchange is also long been rumored to covet our Treasury complex. And it may take this opportunity to list our products as well. Who else might like to exploit this chink in armor? Let us respond positively to our customers by offering 24 hour seamless trading. Let's have that six hours or four hours, Jim just pointed out, Batch Window, going while our open outcry pits are trading. Seems like a very simple response to me, we can now offer 24 hour trading and we don't have to incur any more cost to do so.

                                    * * * *

          David: I think I'll respond again, I responded to you earlier this week, you sent me the same question. I think a couple of things. Our competitive threat is daytime, electronically. I don't think we deployed this system to have an after-hours system. We looked at the daytime on the 24-hour clock and that is, the activity of the least amount of time. Granted the Japanese economy is not what it used to be and there's very little activity, and that could turn around. We don't know. What I am telling you is we are doing everything we can to shorten that Batch

Window but I personally don't feel it's very prudent to say the six hour batch should be daytime. I think our threats competitively or electronically would be our daytime session in the U.S. hours. Anybody else? Danny?

                                    * * * *

          Danny: For the first twelve months of the Alliance, can you or Glen or somebody else help me understand what we are projected to do from a cash flow standpoint?
                                    * * * *

          Mr. Dutterer: Are you talking about volume?

                                    * * * *

          Danny: Well, expenses and revenues, from a [inaudible] rate standpoint. In a year's time, what do we expect the Alliance to do for us on a bottom line?
                                    * * * *

          [unidentified speaker:] As Jim explained, if you get down to the direct operating cost of the system, there's about $25 million going to Eurex. If you want to know what it takes to cover those costs on an annual basis, the new fee structure that the Board approved last month, with the current mix of delegates and members and customers, should have a blended rate of around a dollar, so figure we need 25 million contracts a year just to cover those costs. Is that the question you're looking for, where is our break even and look at it that way? With that new fee structure, it's simple. The blended rate should be about a dollar.
                                    * * * *

          [unidentified speaker:]  What happens if nobody trades electronic?

                                    * * * *

          [unidentified speaker:]  Well, we made a mistake.

                                    * * * *

          [unidentified speaker:] But I think that's a very real possibility that we may not see any trade coming up two weeks from now. We may not see any trade until November. Has that been looked at, that maybe no one's going to want to trade electronically.

                                    * * * *

          David:  That no one wants to trade electronic ally?

                                    * * * *

          [unidentified speaker:] Maybe during the open outcry session we have something in open outcry, maybe it's a good thing, maybe people would prefer to trade on the open outcry.

                                    * * * *

          David:  That could be true.

                                    * * * *

          [unidentified speaker:] So what's our game plan?

                                    * * * *

          David:  As a floor trader, I'm happy about that maybe.

                                    * * * *

          [unidentified speaker:] So what's our game plan about the $1.9 million a month we have dedicated to the electronic system?

                                    * * * *

          David: The floor volume would pay for that. The same issue if you're running Project A today. We're running two platforms, deploying another, we're going to support two platforms that could potentially do 100% of your business today. It's expensive. Dennis.

                                    * * * *

          Question was inaudible.

                                    * * * *

          [unidentified speaker:] Jim mentioned the numbers of firms that have signed up, the numbers of firms that have tested. I can tell you from the inquiries we have had about extending test time, about extending simulation testing, a structure testing, a free testing that all of these would be indications that we can indeed expect transactions next week, or in twelve days.

                                    * * * *

          Ed: David I bring this up all the time but I'm going to bring it up again, the two biggest problems to me we've had at the Board of Trade in last ten years haven't changed one iota in ten years. We have no CEO leadership whatsoever and our Board of Directors are an absolute disgrace. That being said, I think the biggest problem with our Board of Directors, they're a bunch of guys, a bunch of good guys, that are floor traders, that are just in way, way over their heads. The fact that you can make a half million dollars spreading corn or being a wheat broker or what have you, doesn't make you a good businessman. We've got a track record for our directors that is absolutely disgraceful. You can go on decision after decision after decision that is wrong that is wrong that is wrong that is wrong. And what I don't understand is, I'm cringing at the fact that in November or December another election is going to come up and I have to vote for more floor traders who have absolutely no business sitting on a Board of Directors. Sitting and making more decisions while we pretend, and I think pretend is the right word, to run like a business when none of these guys has any business experience. Some of these guys couldn't get elected to the board of directors of their country club. But they're running our billion-dollar-a-year business. And I don't see what the CBOE problem that we have, or whatever, how we're going to rectify this. And even if we get a board of directors down to six or eight guys, we're talking about four or five of them being floor guys again. I think the floor guys that are there have done an admirable job, a lot of these guys have absolutely put in huge hours and busted their ass. But that being said, I think this job is way over their heads. You need a financial genius right now, you need a turn-around guy, you need somebody that understands expenses that can slash costs, and we're floor traders. That's what we're good at. Our record as directors is absolutely atrocious, not like a year's bad or six months bad, ten years of absolute disgrace. And I just don't see us tackling that and I think it's our absolute biggest problem and until we figure out around here traders do not make good business men, we're dead.


                                    * * * *

          David: Well you're right, you do bring that up every meeting. I'll disagree on your last comment that we're not addressing it. I take issue with that. I think there's a restructuring plan that we're in the middle of, granted it might not go as fast as you and I would like. It certainly not as fast as I would like. I've been working on this for a year and a half, since about February of 1999 and it's a lot longer than I would have hoped, and that puts both boards down to nine people. Okay. It's not going to happen tomorrow; can it happen by the end of the year, I sure would hope so.

                                    * * * *

          Ed: Why can't this current board step down and [inaudible] business men, not traders, to go ahead [inaudible] and split off in two, take them and say you're the directors of either corporation you want.

                                    * * * *

          David:  It's an option.  It's an option.

                                   * * * *

          Ed:  It's an option that's discussed or what?

                                    * * * *

          David:  You think the membership would go for that?

                                    * * * *

          Ed:  I think if they had any brains in their heads they would.

                                    * * * *

          David: Well, Ed, we're in the middle of a restructuring. There's another vote that gets to where you want to get to. Okay. I can't help that. I can't push the time any faster than I pushed it. I understand the issue, I understand the problem, I understand the governance problem.

Next question.

                                    * * * *

          David:  Give him one more.

                                    * * * *

          Ed: But can we take this without knowing what the CBOE is going to do or are we just going to go ahead and just assume we're going to go into a court battle, is that it?

                                    * * * *

          David: No, that's, well, as I have said before, anything we do on a governance basis going forward on the restructuring, we're not going to do anything to jeopardize the exercise right at the CBOE; so anything we do we have to take prudent steps to protect that. But, you know, anything is possible.
And if we want to do an interim move between now and the full blown step two, I will tell you we are talking about it, we are talking about it, but I'm [inaudible] tell you today.


                                    * * * *

          [unidentified speaker:] Are we waiting for that to be completed before we look for a CEO? Are we going to complete restructuring and get the CBOE thing out of the way before we start to look for a new CEO?

                                    * * * *

          David: Well, there are a couple of issues. Looking for a CEO in front of two membership votes was very much advised against in front of possibly two companies before the first membership vote which now had that first vote and I think that certainly on the eCompany side we can begin that search. And I think that, as I told you, the board is being formed, there's now an official board that we can file legally and that process will begin for the eCompany.

                                    * * * *

          [unidentified speaker:] I'm a rice trader, MidAm member and I know this is, like, small potatoes, but I would like to know what the Board of Trade plans for the MidAm.

                                    * * * *

          David: That's one another rumor I meant to address. The MidAm is not closing on August 28. I think, is that, do I have the date right?

                                    * * * *

          [unidentified speaker:]  You're off two days sir.

                                    * * * *

          David: Off two days. It changes, the rumors change fast around here. The MidAm is not closing. There are no specific plans for the MidAm today other than you're probably going to follow along the Board of Trade business plan. We will probably list your products electronically.

                                    * * * *

          [unidentified speaker:]  Thank you, sir.

                                    * * * *

          David:  You're welcome.  Mr. Wolf.

                                    * * * *

          Wolf: I listened to the gentleman behind me raise really what is, he distinctly put, were the two most crucial questions that face the Board of Trade. It's really bigger than your exodus, bigger than our most favored nation or anything else. And that's the governance issue. And you made your comment and the gentleman over there snickered. I assume he was probably a yellow badge who was snickering and that's really what the basic problem is here at the Board of Trade. A lot of snickers from the yellow badges watching the Board of Trade going down the drain rather than people saying we've got a really significant basic problem here but let's just stick our head in the sand and it'll somehow disappear. If you've got a Nominating Committee that's going to come up with new directors that are going to be drawn from the same pool as the directors that we've had around here for the last 152 years, then you're just wasting your time and our time sitting here in this room. The outside world has shown that the old boy's club is not going to survive. You know we're fading day by day, you could look at the membership values and you can see what's going, that's the outside world telling us what they think about our future plans. We're going to hook up with Eurex, these values ought to be skyrocketing like they did at the Merc with a brand new innovative system coming in and instead everything is going down. There are two crucial issues here and they come about after the second vote. You should have a new CEO in place right now because you've determined that Mr. Dutterer isn't going to be it. I don't know whether he would be a good one or not. I know nothing about the man. But the point is:
You should be having a new CEO who is leading this and who is shaping the future direction of the Exchange today. Not three months from now when you have your second vote. I was involved in looking for a new superintendent. We did a national search. We spent six months looking for a new CEO for something that didn't require the type of expertise that you're talking about here, and didn't require a complete turnaround. It's absolutely incredible to me that you can stand up there and say, well, we're going to start looking. That guy ought to be sitting up there right now addressing this meeting and telling us what his projections are and where he's looking to go. And that guy technically would be hired by the Board of Directors. And if you're telling us we're going to have a Nominating Committee made up of the same people who have nominated for the last 152 years pulling from the same pool of members who have never demonstrated any business acumen here, and certainly have demonstrated over the last couple of years some incredibly poor and inept decision making . . . .

                                    * * * *

          David:  Do you have a question?

                                    * * * *

          Wolf: Do I have a question? Yeah, my question is: You started off by saying that you're drafting two businesses for the two new corporations. I mean, that's just a [inaudible] to what the situation is. The business plan should be in place when you start, not when you're getting to the end of the progression. And I'd like to know what these business plans are. Who is drafting them? When are you going to hire a new CEO? Do you have a search committee in place today, right now, searching and interviewing new CEOs? And who is going to nominate the people for the new Board of Directors? And is it going to include non-members or is it going to exclude members of the Board of Trade so that we get a business of Board of Directors rather than more of the same old boys running a new corporation? Change and structure doesn't mean anything if you don't change the way it operates. Is that a question sufficient to you?

                                    * * * *

          David:  Well. . . .

                                    * * * *

          Wolf:  Can you handle that?

                                    * * * *

          [inaudible]

                                    * * * *

          Wolf:  I know you did, that's why we're where we're at.

                                    * * * *

          David: All right, all right, well. A couple of issues: I think I said it before. In front of two membership votes and a full blown restructuring going from a membership organization to corporation, it's pretty difficult to go out into the marketplace and search for the type of CEO that you're looking for.

                                    * * * *

          Wolf:  Have you tried?

                                    * * * *

          David: Can I finish? Yeah, I've done some work on this and in front of two membership votes you get about 15 seconds of attention that you want. Okay, you're not going to get in front of two membership votes. We'll pass the first one. You are still an organization in transition. And Mr. Dutterer, who maybe a lot of you don't know, has done, in my view, a very admirable and great job. He's only been here three or four months. In a very difficult situation, I mean given a membership organization, given where we are at in the middle of a restructuring, I think he's done a great job. So I take issue with you saying there's not a CEO in place.

                                    * * * *

          Wolf: No, but the point is that when you hired him you made it abundantly clear that he was not going to be the future CEO. I don't have any opinion as to whether he's good or bad, he might be the greatest.

                                    * * * *

          David:  But I'm telling you about the process.

                                    * * * *

          Wolf: Right, but you precluded him. He may be the best person in America.

                                    * * * *

          David:  He might be, he might be.

                                    * * * *

          Wolf: But you've already precluded him. I don't know that. So what do you want?

          David:  I don't know that.  I don't know that I've precluded him.

                                    * * * *

          Wolf: He was hired with the understanding that he was not going to be the CEO of the new corporation.

                                    * * * *

          David: Well, I will let him speak for himself at some point, but Dennis is the Interim CEO of the Board of Trade. He is basically on loan from the Board of Trade Clearing

Corporation. Okay? Dennis' plans are Dennis' plans. And if Dennis wants to become a candidate for that job, I'm more than happy to have him as candidate because I think he's very qualified. To your second point, we're in the middle of a restructuring. We are going to have two boards that are nine people. There are going to be some inside, but if you look at the restructuring report on the eCompany there are four outside and five inside. Much differently looking type board than you would have today, but that also takes time and takes another membership vote. Unless you did an interim step like we talked about earlier, but to sit here and [inaudible] the last 50 year or 150 years worth of Boards of Directors, that to me is pointless.

                                    * * * *

          Wolf: Well I don't think it is pointless. I think it speaks for itself. Okay, John.

                                    * * * *

          John: I have one question and I have one comment. My first question is the MidAmerica situation. Was that ever for sale or was there ever a bid put on the table for that exchange? I heard many rumors regarding the MidAmerica.

                                    * * * *

          There was some expressed interest to basically buy a large controlling percentage of the MidAmerica Exchange and get the contracts, the contract designation, a registered future exchange. It was actually brought forth by a couple our members. We would have lost control of the institution for no money. We didn't think it was prudent to go forward with it.

                                    * * * *

          John:  Okay.

                                    * * * *

          [unidentified speaker:] My comment basically regarding how this Exchange has been run. As for the directors we face a very dangerous situation in terms of overreaction. We all see falling seat prices, we see prices go down to almost 50% in the last six months. Whenever that happens people start to immediately blame the management and blame the directors of this Exchange and they say fine, step down now, we want new management. Well you are going to step into what? First of all, people that understand our business and know our business the most are the current directors that we have. When you get into a situation where you start [inaudible] around and replacing people with what? Businessmen? What qualification? What background are those businessmen? What do they have? What I'm addressing to everyone here is, rather than overreacting and turning this thing into a lynch mob, I think we really have to slow the process down if it is going to turn into a for-profit corporation. Granted, you are going to have independent businessmen from the outside come in and run this place, but I think it should be under the tutelage and direction of our current membership. The last thing I want to have is give up my rights to some sort of faceless mask that is going to come in here and run this Exchange. I want to see a smooth transition if it does happen and I'd like to see it happen over a period of time rather than an overreaction which is what we are facing right now. So I'm basically going against the stream of this thing. This is just my comment. I'm saying slow and steady is probably the best course to observe.

                                    * * * *

          David:  Thank you.

                                    * * * *

          Lee: I'd like to make a few comments if I may. First of all, I think that this particular meeting and the presentation has been outstanding. I think the major areas have been discussed that all of us have questions about. I want to commend the staff and the officers for the presentation today. I think there were a lot of questions answered here, maybe that's why we are not having so many questions asked at the moment. I think, certainly, I'm enthused about what I've heard today. I'm not too enthused about the personality situation that just developed here with two of our members, whom I do not know. I don't know the gentleman here that has been attacking all of the Board of Directors. I don't know who he is, I don't know his name, I don't see a membership badge on him, I don't see a tie, I don't see anything on him except somebody who is very bitter individual. Certainly, like every organization including the Senate and the House of Representatives and the Presidency of the United States, have had some bad people, incompetent people operating not only this Exchange but operating our country; that's just the way the democracy works. We have to take the good with the bad with the democracy. We have a certain setup here that is obviously needs to be changed, that is being address now. I think everybody understands that we are going to have members of the Board of Directors who do not have a business background, but there is more than a business background that is needed here. We do need people who understand the marketplace. We have maybe more than we need. Maybe we need more people who do have a background in business. I don't think anybody will disagree with that, but to attack, as was just done, directors who have done, some have done, an admirable job; others have done a very poor job. But to blanket them, I think, is a disgrace and I think an apology is owed to all of the directors who have served in the past, by this gentleman. And from that standpoint, I think I've said enough. Thank you very much.

                                    * * * *

          David:  Thank you, Lee.

                                    * * * *

          Tom: When you addressed us, you spoke of several things, running the day to day operations and the Eurex transition. It appears to me that contract volume is a big problem and needs to be addressed and obviously one way to address that is to cut costs, but another way is to introduce new contracts to create new volume. I just want to ask you if there are any plans for the new Eurex alliance to roll out many contracts, because my family's company, which is a retail firm this year, we have allowed Internet access to trade E-mini S&P and E-mini NASDAQ and even though those are only two contracts on some days they are making up 50% of our volume now. It is a huge hit. Our customers love it and not only that, once they trade that they point and click on-line they get their E-mini fill in three seconds. Then, when we call them with their recommendation in corn or bonds they don't want to do it. It is actually hurting our volume because they say, you know what, I'm going to keep trading E-minis call me when the Board of Trade has E-mini bonds. So my question is one thing we can do to turn around rather than just cutting cost is to increase volume? Are we planning on having E-minis on the Alliance platform?

                                    * * * *

          [unidentified speaker] We are planning new contracts and we are looking at the E-minis. Three things: There was just a comment, an observation about the MidAmerica contracts being available in the Alliance platform.
Second, I think as a number of you know that we are looking at some of our Treasury products, our Agency products. Third, addressing particularly an eDow, if you will, that is a contract that we have written. We are looking, at as soon as possible, putting than on the system. Securing the [inaudible] approval, which we think will be quick, but we also need I believe for that one the SEC approval. Those are the three areas that we are looking at. We think the new system will be designed to accommodate those very quickly, it will be designed to have a great access. That is an important point. That is what you mentioned in access to those products. So we are looking at those things although right now the marketing department and those people are focused on over the last few weeks and the next few weeks of increasing or transitioning our members and increasing the access to the systems.

                                    * * * *

          Thank you.

                                    * * * *

          Mr. Dutterer: I came down here for one purpose. My name is Bob [inaudible] I've been around here for over 50 years. I came down to beseech the membership to avoid an epidemic, what I would like to label is "I" trouble. I want this, I think this. If everybody, (we've done this over a period of years), we've thought of ourselves in many regards and have missed the major thing. I would beseech everybody in order to preserve the Exchange which many of us are in love with and have been for many years. We need to get rid of our "I" trouble problem. I have never met so many intelligent people in my whole life to compete with world markets and survive. I have no idea how people can spend $100,000 a year leasing a membership knowing they really have a thing to crack just break even, that takes balls. Pardon me ladies. If we can get over the idea that I want this, I wish . . . . At the prior meeting a month ago, first question was asked -- what about my lease? If we think of what is good for the Exchange and what we have to do and if we have any intelligence, which I think we do, we should be able to survive. And everybody should be able to make a living. And if you can't survive, then get out of here. Just think of the Exchange and think of everything ahead other than the "I" trouble. Thank you.

                                   * * * * *

          Ron Manaster: This is just a basic comment. I think we are going through a malaise of a sorts and maybe it's time that everybody understood what contribution this institution has made to the rest of the world. The two most important advances in the last 50 years in the financial world has been made by the dummies at this institution. I'm sick and tired of listening to everybody else be smart and us be dumb; it isn't the case. We created the Options Exchange and we created financial futures. In the last 20 years our brethren in New York have been making every contortion in the world to steal it. They have yet to create anything individually; we created both new advances and we will survive and we will do it because of the system and the new system we get.

          [unidentified speaker:] Right now all I hear is blame somebody, blame this guy, they want to yell this is a lie, that is the truth. Well, a couple of years ago we were sitting here and we saw Eurex coming and it was like the King. Nobody wanted to see the King's new clothes. We sit here and say traders in Chicago are different than traders in London and the floor is going to be here another 150 years. And we listened to this stuff and everybody walked out of here shook their heads and felt real good. Well you know I think we have to take responsibility. All of us, not one person, did one thing wrong. I mean collectively we may have not been ready to make that change and now we are. Microsoft, the company Microsoft, made 1,000 millionaires. The people that started there and owned stock, they were 1,000 millionaires. It seems to me that almost it's like 1,000 millionaires here who want to break this thing into pieces. It should be united we stand, divided we fall. I think we can get together. I think this is just going to. I look at it, there is only one way, everyday. I come down here there is only one way I can look at it, and that is positive. If I figure there is anything negative about, I shouldn't be here. I hear people say this isn't worth this. I say get out of here, leave. Who knows if you look at the New York Stock Exchange which membership values are very high and they compete right along against the NASDAQ. You can trade IBM in London, you can trade it in Canada, you can trade it electronically or you can trade it on the floor of the New York Stock Exchange. They came up with a model that worked and what we are finding right now, at least what I'm finding right now, it is very expensive. You want to trade electronically? It can be very expensive. We may find out that the floor is cheaper. Who knows? I'm really happy that there have been a lot of comments here as to the positive outlook that we can have. That is my opinion.

                                    * * * *

          [unidentified speaker:] Are there any plans to enhance the open outcry with two-sided markets being disseminated electronically in options and in futures? Because if you go into competition against the electronic world, I wonder how you are going to survive without changing the way business is done on the floor. I think that the best thing to do would be to be proactive. I own a full seat, I lease it out. I own a COM seat, I lease it out. I traded options on this floor and I traded on the CBOT for 15 years, so you know where I'm coming from. I'm trading from home, but I think you are going to have to go two-sided markets in everything.

                                    * * * *

          [unidentified speaker:]  Do you mean similar to the CBOE on the DPM?

                                    * * * *

          [unidentified speaker:] Yes and I think it would be proactive if you start to do it now. Rather than wait six months because it would say we are ready to change.

                                    * * * *

          Joe: I find myself in a particular situation for the first time in 48 years. I agree with Bob [inaudible] and Lee Stern. Now that is a major accomplishment. I think a good thing has happened because of some of the stupid remarks that were made here earlier. One thing I like to ask you is you talk about things happening in general terms. Can you give any more specifics, and you may not be able to, as to when we will have completed our first step and then we will complete our second step? I'm not talking about the things Jim [inaudible] is talking about I'm talking about the government issue.* * * *

          [unidentified speaker:] Well the first step is finished. We are officially in Delaware; we got official notice that our step one is okay [inaudible] CBOE if anybody has any questions about that, we do have Kirkland & Ellis here. We are in the middle of step two. We're preparing the S-4s, we are preparing the business plans and the [inaudible] filed with the SEC, and that has to be approved before we can go down step two. I really don't know what else to tell you.
                                    * * * *

          [unidentified speaker:] Step two will make us not-for-profit is that correct?

                                    * * * *

          [unidentified speaker:]  Correct.

                                    * * * *

          [unidentified speaker:] Then we have to take a third step in making it for-profit.

Or do we?

                                    * * * *

          [unidentified speaker:] No. That is the second step. The second step flips, the for-profits switch.

                                    * * * *

          [unidentified speaker:]  Oh it does.

                                    * * * *

          [unidentified speaker:]  Yes.

                                    * * * *

          [unidentified speaker:] Okay fine. I'm sorry I didn't understand that; thank you.

                                    * * * *

          [unidentified speaker:] Yes sir. Everything that has been talked about here is really all for the members in this room. The gentlemen up here initially, Paul, asked about your batch -- the time, the ability to change when it could be or at night. You answered the question. It is going to be when it is because we determine for the amount of business transacted. The other thing you talked about initially is fear and unifying the membership. Well unification of the membership, whether it happens or not, doesn't matter. What matters is customer service. Customer knowledge, we as members of this Exchange might trade and provide liquidity but we need customers. We need somebody to come and buy our product and to trade our product. You can say you are going to talk about the fear and give us good answers and quite frankly it's been a very good presentation but that is not going to the people on the outside where these rumors which you address aren't the only place or heard in Chicago; they are heard around the world. The point I'm making and the question I have is: Who is your PR firm? What is your customer service [inaudible] and how are you changing it because you wanted to bring it up to us. You've come to us and talked about fear, talked about unifying the membership, you've discussed briefly about the badge issue, but everybody else around the world wants to know about. Why did you make the decision? Can it be any time during 24 hours and the reason you're not doing it at any time besides Japan is because it is six tenths of our volume? Can you get that out to rest of the world? Can you get somebody to actually start providing customer service from the Board of Trade to our customer? Not to us, to the people that call up and provide the revenue that you have, because that is your biggest shortfall right now. For the next three months when we go forward you need better customer services.

                                    * * * *

          [unidentified speaker:] I'm going to address a couple of issues then I'm going to let Dennis speak to the PR part of it. The Batch Window very simply was our choice and it was the least busy time of the 24 hour clock. I talk about this membership and unifying it and different things because what you are hearing outside these walls is generated from within these walls I believe. Most of this is non-factual. Most of it is blame. It is the big blame game that people don't like what is happening so they blame. So that begins here. I believe that has to change here. I don't think in London and Tokyo they're making these rumors up and sending them back to the Board of Trade. They're being generated here. So that is a problem. How do you handle it? I don't know. Other than having these meetings, there have been some very good comments here and they have been by some of the elder statesman and I very much appreciate it because quite frankly they can say it better than me. As far as the PR proactively from the Exchange standpoint going out, I think I would like Dennis to speak to that.

                                    * * * *

          Mr. Amaral: If I can, let me make one comment about the batch. It was mentioned that that was a lower volume period for us, to place that in perspective. The 4:00 to 10:00 period in July, for example, 4,600 contracts traded during that six-hour period, that is why it was chosen. It was a smaller period. It is our goal and I will tell you we would love to have a 24-hour system on day one. We don't have that so it is our goal to move this to a four hour batch window as soon as possible and we are striving to do that within weeks. After the system is up and after we have a look as to see the stress of that, running a full robust system not the low feature project day but a full system might have if we go to a four-hour window, we would look at a four to eight period and during that time period we have 1,700 contracts traded. So, in other words, we are looking at what the lower volume periods are.

          David: If I can address the public relations. We do not, on a regular basis, use an outside public relations firm. We have used them for projects. We use them sometimes to set up seminars or conferences. We are currently employing an individual who was with us and left the firm and we are using that firm only to get her resources back because she left us. We had a department of -I believe my numbers are right- around 16 or 19. We lost the 3 senior people in that department over the last couple of months. Basically, if you will, 20% of the staff that is what we are using. We are using what we have as existing staff and pressing one of our senior people who used to be there to do that. In terms of the Marketing Department, it was commented that that is down about half from where we were before, by design. There some [inaudible] but also by design. As a consequence we are using a lot of those people today to transition from Project A over and to add our new people in the weeks ahead, but we are not neglecting our other activity. For example, we have today groups we had meeting here and in New York and we have today marketing people and our alliance people in London and in Europe during this week to make the presentations ultimately to the customers or to the users over there that we bring trades back here. We agree, we need to do as good a job as we can. We like to do more. It's a balancing of the things that you mentioned.

                                    * * * *

          Lee's turn. Question: We are going to open the Eurex window on the 27/th/ of August, is that correct?

                                    * * * *

          David:  Yes.

                                    * * * *

          [unidentified speaker:] Have we said publicly what it is that we are going to expect? The reason I asked that question, what is going to happen, I think is, that the world is going to be looking at the amount of trade that takes place on Eurex those first couple of days. People may be misled if the amount, because what may seem a large number of trades on Eurex to us, may seem very small maybe to some of the participants. So I think that one of the areas, and I haven't thought about it until just this moment, I think one of the areas that we should be prepared to do is to understand with our partners what it is that we are going to expect these first couple of days in a way of volume so that we don't get caught with our pants down if the volume is less than what people are expecting.

                                    * * * *

          [unidentified speaker:]  From a PR standpoint?

                                    * * * *

          [unidentified speaker:] Yes, I'm talking strictly from a PR standpoint.

                                    * * * *

          [unidentified speaker:] I don't know that we've generated any expectations.

                                    * * * *

          Lee: In the past, when we've started some of the new contracts that we've had here, and you'll see where we traded 1,500 the first day, and we think that's great, we were looking for less than that, or we traded 5,000 or 4,000; we've always had some sort of a guideline so to speak. If people are looking to say when we open up we are going to be trading 50,000 or 100,000 or 200,000 contracts and that doesn't happen, I think we better be prepared to understand what it is that we want to say, because this is not solely a Board of Trade project. Obviously it's a Eurex project, so I think that's an area that we ought to be looking at before the 27/th/ comes along.

                                    * * * *

          David: Lee, the point is well taken, and we have tried to focus the expectations and our communications toward the goal of being up and ready and prepared in the transition and try to have the expectations on meeting those goals rather than say 50,000 or 5,000 or 100,000. We are aware that somewhere in this scheme there will be someone whose phone line doesn't work and that will be the press, it will be the system failed. So, we are working toward those goals, up, ready, implementation and operation as apart from the idea of a number expectation. It is a challenge. We do want to be prepared for that and we are working on it.

                                    * * * *

          You mentioned Jim out of the numbers of $2.8 million a month versus $1.9 million a month as what it actually costs for Eurex. That was published in three or four major papers. If these numbers are so dramatically wrong, why are we not taking the offense and addressing this? How many guys who can't afford this sold their seats based on that -- out of fear? Why is it that we never correct these rumors publicly in the media?

                                    * * * *

          [unidentified speaker:] Well, I'll let Dennis speak after me, but we chased every rumor . . . Dennis.

                                    * * * *

          Mr. Dutterer: Let me say that we addressed these things really in three ways. One, is proactive, that is, we tried to maintain a communication with the reporters who write these things and, to the extent that it's not business confidential information, we try to share that with them ahead of time. Two, when we see this we immediately contact them and indicate what it is and depending the situation will put out a press release and provide them with information. At the end of the day, we can't get them to print something that's different. And a lot of times, they get the information from those who are privy to it and they say, "well this is what we heard" or "this is what we got in a memo," and "we just think you are not presenting the right numbers." I assure you that we track this down immediately on phone calls as best we can.
If I can talk about the merger rumor yesterday, a comment in response to a question in Europe, the reporter ended up with a wire service story that we are merging with Eurex. We called. We had our alliance partners put out a release saying it wasn't true. But, there is no way to get that ahead of time. We are aware of it and we do work on it.

                                    * * * *

          [inaudible] What happens if Eurex takes off. Those numbers are going to change the amount that's traded within those four hours and you said that as a trader you would like people not to use the electronic trade if it, the batch window, is during the day when the floor was open. Then they could have access to the floor and that would make us even more busy.

                                    * * * *

          David: Well I don't think I said I don't want people to trade on the system.

                                    * * * *

          [unidentified speaker:]  Well, you said you'd prefer that . . . .

                                    * * * *

          [unidentified speaker:] If I put my floor trader hat on, yeah, I'd like to spend the rest of my life in these pits. But look, let's be realistic.

                                    * * * *

          [unidentified speaker:] But, if Eurex does take off, those number that you project in those four hours as far as just being 1,700 contracts is going to be far better. Now that window really becomes important.

                                    * * * *

          David: But, it would be all the other hours, too. That is the time frame during the day which is slowest right now and we are going to try to shrink that back. If the business would pick up in those four hours, it would pick up the other 20 hours.

                                    * * * *

          [unidentified speaker:] You said it would imprudent in your opinion to have that batch window during the day. Why?

                                    * * * *

          David: Because I don't think we are deploying a full blown system like this that can handle 100% of your volume and deploy it as an after hours system. Our [inaudible] are electronic and they are day time.

                                    * * * *

          [unidentified speaker:] If in fact you find out that we do need this from 4:00 to 10:00 in the afternoon, how hard is it and how long does it take to change it where we could go along with that idea? How big a deal is it to change it?

                                    * * * *

          David:  You mean to shrink the batch window?

                                    * * * *

          [unidentified speaker:] No. Make the batch window from 8:00 in the morning to 2:00 in the afternoon. Can we change that over a weekend? Can we say Friday night, "you know what, this is no good; Monday we are going to change our batch window over here?"

                                    * * * *

          David: Not over a weekend. There is some complexity to doing that. It's not a great deal or an inordinate amount of work, but we would have to do some programming in order to effect that change. Yes, it could be done. It has to do with the timing of the system. Because we have a worldwide system, we've elected to use GMT (Greenwich Mean Time) as the clock for it, so that in the future we can follow the sun, follow the trading, wherever it happens to be. Because of that decision, today we have to have our batch window around GMT. I say have to -we can get around that but we chose not to make that a day-one deliverable so that we could get this out the door in the quickest amount of time at the lowest cost. That is something we are looking at. What it will take us, and there is a little bit of programming in order to make that work.

                                    * * * *

          [unidentified speaker:] I look at this situation as still being tied to volume. We are in a slow period. We've seen many good times and bad times over the last 20-30 years, and if we can't get our volume back up, it's going to continue to be a problem for us. We can lay all the groundwork, which sounds good for electronic trading and so forth, but we have to have a product here that the public will trade. We've got to generate volume. We look at agriculture and the agriculture is not improving. Will it improve in the near future? That's a good question. We thought we were going to have something going for us this year with the weather market. Didn't happen. Again, the farm policy that is going in Washington does not help us one bit. We are overproducing. We will continue to overproduce. How are we going to generate volume in agriculture? Look at the financials. We're in the same boat. Kind of not much going on. Narrow ranges to trade in and we've got to think about how we are going to stimulate volume based on what we have. And can we stimulate volume and get the public involved? The public is elsewhere. We need business. Now I'm certainly not opposed to looking for some other markets to trade or merge into us. I think we need to get some real serious consideration to that because there are times right here when we need more volume and we may have difficult times in getting that volume in the near term.

                                    * * * *

          [unidentified speaker:] A good comment. The markets are very slow, but I think the one thing that is going to enhance our volume is the deployment of an electronic system that has wide global distribution and access to these markets is going to become easier, not harder.

          There is a question on the phone, I believe.

                                    * * * *

          Yes, we have a question from Nick Neubauer, he's a trader.

                                    * * * *

          Mr. Neubauer: Yes, let me understand the cash flow projection through the electronic trade on Eurex. You were saying the cost of Eurex is about $24 million a year and it appears that this would amount to about 115,000 contracts a day that would be needed to break even at $1 on the blended rate. I think the other day there were about 40,000 financial contracts done on Project A. So, it appears that if that volume continued, we'd lose about $16 million a year. Do you think those figures are correct? And is that true?

                                    * * * *

          Your numbers are generally accurate, Nick, and what was your question?

                                    * * * *

          Mr. Neubauer: Well, my question is whether those numbers are accurate, but my second point is you also have to amortize the project costs of the $50 million we are putting up to begin with, plus the enhancement costs of the $17 million, because you know technology investments don't last forever. In
fact, if they lasted five years, that would probably be a long time.      I
think I read in the paper at one point that we needed something like 180,000 contracts a day to break even. Now, is that what you are thinking of as a true break even point?

                                    * * * *

          [unidentified speaker:] Over a three year period, that's relatively accurate.

                                    * * * *

          Mr. Neubauer: So your thought is that it may start slow, but it would increase over time?

                                    * * * *

          [unidentified speaker:] I think the feeling is probably. I don't know if it starts fast or slow, but I think that there is a general widespread belief that the electronics will grow, especially in a platform that has very wide distribution and can handle the volume. And, it's more of an open system; so I would expect that it would grow. Remember, we build this thing to handle 100% of your volume if we needed it.

                                    * * * *

          [unidentified speaker:] Well, I assume that you've done a good deal of budgeting; so it must have a substantial budgeted loss for the first year anyway.

                                    * * * *

          [unidentified speaker:] You know, we have a budget for the Board of Trade and the budget for 2000, and, well, I think we figured we were going to have about four months on the Eurex platform and there wasn't really going to be a substantial increase this year. For 2001, as David and Dennis have both mentioned, there are business plans being developed and these will become the base case for the budgets for both companies for 2001. Yes, those budgets will have, at least on the eCompany, they are planning that their volume will grow.

                                    * * * *

          [unidentified speaker:] Okay. When all is said and done and the volume doesn't grow and we don't have a return on investment what would you say about the desirability of this investment?

                                    * * * *

          [unidentified speaker:]  Hindsight is 20-20.

                                    * * * *

          [unidentified speaker:]  Okay. That's my question.  Thank you.

                                    * * * *

          [unidentified speaker:] Look, I speak for the membership. I think the intent of this vote is that this membership wanted a system that, call it a hedge if you will because you have competitive threats, you wanted a system capable of doing 100% of your volume. And that's what you are getting.

                                    * * * *

          [unidentified speaker:] I know that the [inaudible] was a big concern to the full membership, but I haven't heard one thing mentioned today about the suit filed against members, the minority interest holders versus the full members and their allocation. Have you thought about how you are going to resolve that and how that is going to affect restructuring?

                                    * * * *

          [unidentified speaker:] I think the Board yesterday approved the assumption of the defense of the full members who were named in that lawsuit and we will vigorously defend the allegation in that suit.

                                    * * * *

          [unidentified speaker:] Unfortunately, I am an associate member and I would be quite happy if my membership was only down 50% since I've owned it for three years, but it is down 80% and it appears to me that in no way are you trying to protect the associate membership interests. It appears to me that the first ones that will be out of a job are the people in the financial room and generally speaking most of the members in that room are associate members. That really bothers me.

                                    * * * *

          Mr. Dutterer:  Joe Kane.

                                    * * * *

          Mr. Kane: There are two things that have been brought up. One, very prominently, and that is this window, the Batch Window. I'd like to suggest that this is the first business decision that this group has made relative to this thing that is a business decision. Now, I hear a lot of people crying about we don't run the business as a business. Now you know that's not true and it hasn't been true for a long time. But, this is a business decision and you've made it, on from what I've heard, a very good basis. I think the MFN will fall in that same bracket. I don't know enough about it to know. But, these are business decisions and this is the way these two corporations will have to run in the future if we are going to succeed. If we don't want to make these kinds of business decisions, regardless of what little segment, as Bob Gilbert brought up, it may hurt, we will not in the long run succeed as a business decision. I don't know whether that is valid or not, but I have the feeling that it is.

                                    * * * *

          [unidentified speaker:]  I think it's probably valid.  John.

                                    * * * *

          Dave: When the Nominating Committee picked Flip as the outside director, I thought it was a brilliant move. We read a lot of things about what is going on in his career right now. Is he still contributing at the Board level? And if he is not, is there any consideration of bringing another technology expert on board to assist the Board in a lot of the critical issues that we have coming up on technology?

                                    * * * *

          [unidentified speaker:]  Is there what?

                                    * * * *

          [unidentified speaker:] Is there any consideration, if he is not contributing at the Board level, to bring on another technology expert to help the Board?

                                    * * * *

          [unidentified speaker:] I think Flip has been a great contributor when he's been here. As you read, he is a pretty busy guy; so he hasn't been here as much as maybe we'd all like. But, he has made great contributions when he has been here. I've been able to lean on him myself when I call him, but he is busy. To answer your question, I don't believe that they are, but you would have to ask the Nominating Committee. I don't speak for them. Gary.

                                    * * * *

          Gary: With some of the questions about the expenses in the past for the Alliance and the ones that are going to be ongoing from within or something that we've contracted out, and as we look for ways to balance the budget around here, one concern I have is, especially with fees per trade, you know, the way I look at it is that you read in the press that members on the floor are going to have to pay higher fees and to me while these fees are paying for the technology for electronic trading; so especially when you are putting on per contract fees, I guess, as a member, I would like to open up the financial statement and I would like to be just like an investor in Toys R US. I see this part is in the bricks and mortar, this part is in the electronic business and they are very clear cut, whether it's staff hours, expenses that are contracted out, etc. I want to see exactly which are which because that way I know that somebody's not going to come along and say, "Well gee, open outcry are just too expensive because you had to put more fees on there." Well those contract fees are paying the bills for the electronics the way I look at it. I think that's a concern for myself and probably other members.

                                    * * * *

          [unidentified speaker:] You just laid out the case in a way we voted for the restructuring.

                                    * * * *

          [Gary:] But, that hasn't happen yet; so until the time that the two are split I'd like to see that laid out clear as night and day. Right now.

                                    * * * *

          [unidentified speaker:]  We are in the process of doing that.

                                    * * * *

          Thank you.

                                    * * * *

          Gary.

                                    * * * *

          [unidentified speaker:] What are the ramifications of restructuring being delayed by the AM and CBOE situation? What are the ramifications to the rest of us that are going forward to what we think the Board of Trade should be doing? How critical is it that these issues get resolved rapidly? Everything I see is that they are getting tied down more than they ever were.

                                    * * * *

          [unidentified speaker:] I think it's very clear that the exercise right to the CBOE is critically important to this membership and I'll say it again that I don't think we are going to anything to jeopardize that. So, it is important to resolve that issue before . . .

                                    * * * *

          [unidentified speaker:] All right, if we don't resolve that issue, that means we can't complete the restructuring process. Correct?

                                    * * * *

          [unidentified speaker:] Well, we have to resolve it because we have to complete the restructuring; so one way or another we will have to resolve that.

                                    * * * *

          [unidentified speaker:] Okay, but the point I'm trying to make is in what time frame do we need to be restructured and be going gang busters in order not to lose the market?

                                    * * * *

          [unidentified speaker:] Yesterday? Time is critical and it's been critical for a long time. It continues to be critical and will be increasingly critical. Mark, and then I'll come back.

                                    * * * *

          [Mark] As he mentioned, the AM situation then, if we need to resolve the CBOE to proceed, do we need to proceed to resolve the AM situation or the minority shareholder situation and then to proceed also; could that possibly hold us back.

                                    * * * *

          [unidentified speaker:] I didn't answer because I didn't know the answer to that question. Does that hold us up?

                                    * * * *

          [unidentified speaker:] They are both issues that have to be resolved, but . . .

                                    * * * *

          [inaudible]

                                    * * * *

          [unidentified speaker:] We don't believe that the AM or minority members suit is going to delay restructuring. I don't know that this is going to be around for very long.

                                    * * * *

          [unidentified speaker:] Can I just add one other question. Is it true - because I know that the gentleman holding the mic now, you seem to be the resident expert on the Delaware corporation, the nuances on that) - that it won't delay us then, you believe that, under the Delaware corporation, the minority interests, aren't they important in that environment?

                                    * * * *

          [unidentified speaker:] I think if your question goes to the nature of Illinois law versus Delaware law, the interests of the minority are important under both, but I think that it is our firm position that the Board and the CBOT have taken those interests into account and that all fiduciary duties have been exercised.

                                    * * * *

          [unidentified speaker:] That would be the Board's opinion, right? Not Delaware opinion.

                                    * * * *

          [unidentified speaker:] I'm not a judge rendering a decision under Delaware law, but I think the duties of the Board are similar under both jurisdictions.

                                    * * * *

          Dave.

                                    * * * *

          . . . to enhance open outcry, make it more competitive, quicker in terms of order entry, not just order entry system, but what else is going on? There ought to be a lot of things that are happening.

                                    * * * *

          [unidentified speaker:] I think the biggest thing is the order routing you are talking about. As somebody mentioned, I am testing. I put orders into this pit right here, through the Internet now. I used to always go through the COMET System and into the EC. Now I'm using the Internet and it's pretty efficient. I think we've done a lot of things to enhance this thing. I mean the headset policy changed here, which was untenable five years ago and now anybody in the world can wear a headset to somebody in the pit. Those kinds of access issues are being addressed, but I think mostly that order routing is the most critical because if the order comes in here the processing of that order is done instantaneously and that's saved a lot of cost to the firms. It also gives me as a customer from the outside a lot of quick and dirty access. Those kind of things.

                                    * * * *

          [unidentified speaker:] We've got a hell of a system that we are deploying now. That is what you wanted, coincidentally, with the screen e-Openoutcry.com. It's functional. It takes our orders. It puts them right in through the API that we wrote last year. It's top notch. What we need is volume on it and that's what you can give. We built it. Bryan developed the business plan for it. David has used it. It's a hell of a system to take advantage or
our order routing infrastructure here on the floor.   This is a pitch for
volume.

                                    * * * *

          [unidentified speaker:] I do use it. I've used the COMET for a number of years. I go directly into these ECs and in the other room and I'd encourage any of the brokers who don't have these ECs to take them because it's a great way to get in and out from a customer standpoint. And now I can do it through the Internet. So, wherever I am, I've used it on the laptop and it's pretty efficient. But, some of these pits need more ECs and I think that if you take them people will use them. John, you've been waiting.

                                    * * * *

          John: Two questions. Across the street, a lot of CBOE members that I talked to are very interested in this Exchange developing stock futures, i.e., contracts on, say, IBM or Kodak. What is the process? What is the status of this Exchange developing a stock futures contract? Are we moving forward? Are we studying it? Are we going forward with any of it?

                                    * * * *

          [unidentified speaker:] I'll let Dennis speak about that, but currently they are not legally allowed.

                                    * * * *

          [John:] Right, but is there a process in Washington right now where it's under review?

                                    * * * *

          [Mr. Brennan:] I'll let Dennis speak to that, but it's currently being reviewed. It's in the House bill. The problem with our industry is that we are governed by, I think, three different committees, and you want to talk about committees, they got them in Washington just like we've got them-the Commerce, the Banking and the Agriculture committees. Because of our product base, it's covered by those three jurisdictional committees and then it's got to go to the Senate. Dennis, you can speak about the product.

                                    * * * *

          [Mr. Dutterer:] First, we need federal legislation in order to offer a future on a stock and not just a regulation with the CFTC or SEC, but federal legislation. The Senate Agriculture Committee has produced a bill that would permit that. There are individual Senators that have a concern with it. The House Agriculture Committee, the House Banking Committee and the House Commerce Committee, which handles the SEC, each have a bill handling it differently.
What is going to be required this month is for the three of them to get together, and I will tell you the SEC and the securities exchanges oppose the way the Agriculture Committee or the future exchanges want to do it. Assuming that they get together this month, assuming that the House enacts a bill, then that the Senate and House come together-very difficult to do, candidly, in an election year-you have a piece of legislation permitting it. It's designed that it could not take effect for at least one year. So, it's a difficult task, but you need the federal regulation.

          Unlike some of the other things, answering a question about products, the CFTC is proposing some new systems that would permit products and some more cash products and things like that. When and if those regulations are passed, those are products that we would look at, [inaudible] for more products with a wider access.

                                    * * * *

          [unidentified speaker:] The other thing was, as for order entry, the NYSE how they are doing things now with this Ready Plus System that [Spearleeds] Kellogg is developing, on your computer you can enter into buy and sell and it goes directly into the specialists' book where it's then executed. If you want to buy it, mark it, or however that goes, you immediately get a fill back, as green is your fill status, red is unable, or however they have it. That's something where it's a perfect marriage between electronics and open outcry, and that's really bolstered the NYSE and really helped them fight electronic competition. I think that is what will preserve and really enhance this marketplace, especially in the Ags, because as it stands right now, getting a fill-out in these pits can be next to impossible. So, I'm just curious whether or not we have looked at some of the technology across the street, gone to some of the private firms and taken a look at their order entry systems, how they are getting their fills back and entering their orders, especially with Ready Plus. Have we studied that at all?

                                    * * * *

          [unidentified speaker:] Well, how are those orders executed? Are they executed on the floor with open outcry or are they going to a match book?

                                    * * * *

          [unidentified speaker:] They are going into a book, but apparently it gets into the first options or [Spearleeds] Kellogg where the order is either executed by a two dollar broker or goes into the specialists' books. [Spearleeds] Kellogg has its own specialist's system and I believe that is done by their open outcry there; in other words, it does hit the floor, it does hit the crowd.

                                    * * * *

          [unidentified speaker:] And that's what the e-Openoutcry does for us and what a side-by-side would do with the a/c/e platform, for example. And that's what I do right now. From off this floor, I go right into these units.

                                    * * * *

          [unidentified speaker:]  Do you have two-sided markets on the screen?

                                    * * * *

          [unidentified speaker:] Do I know what the bid and offer is? No, I don't. Not when you go into open outcry.

                                    * * * *

          [unidentified speaker:] You have open outcry on the NYSE. They have two-sided markets. You have open outcry over on the CBOE, they have two-sided markets.

                                    * * * *

          [unidentified speaker:]  They have a central book, right.

                                    * * * *

          [unidentified speaker:] Yes. There are two-sided markets and that's why the world is trading a lot of those products, and I'm wondering whether you are going to allow the floor to go away or are you going to try to compete.

                                    * * * *

          [unidentified speaker:] Well, that's a loaded question. If I understand this, take all the broker ducts and put them on a screen.

                                    * * * *

          [inaudible]

                                    * * * *

          [unidentified speaker:] Okay, I understand, but it's putting all the ducts together. That's what it is, right?

                                    * * * *

          [unidentified speaker:]  I'm not technological.

                                    * * * *

          [unidentified speaker:] I'm just saying to get the bid and offer, cause you can't rely on a local bid and offer because he can drop his hand. I mean, if that's the path you want to go down. It might or may not be. I don't know. I've got to go. This guy's been waiting.

                                    * * * *

          [unidentified speaker:] Could you comment on this question. I hear that in Eurex on the options on the [inaudible] a lot of the spread trade is done in an over-the-counter fashion and there is what is called pre-execution discussion and a lot of people trade like that over there. But here, obviously, we would be in trouble trading in a pre-execution discussion and I'm wondering if this has been addressed because the Board of Trade has a lot of products that are spread products. Is this being addressed with the Board from the CFTC and how we might get over this?

                                    * * * *

          [Mr. Brennan:] I've heard the same thing. That a lot of that is voice brokered or done verbally and then it's hit on the screen for some of those. And that's one of the drawbacks of electronic trading, too. I mean, the technology is not quite there yet for those sophisticated products. I think our rules, and Brian can address this, are different than they are in Europe. Whatever we do certainly has to conform to the rules.

                                    * * * *

          [unidentified speaker:] You are correct, Mr. Chairman. However, that was a decision on the part of the Exchange a while back with regard to Project A trading and not allowing for pre-execution discussions to take place. We did allow for them. As you may recall, about eight years ago we reversed that and put out an interpretation saying that it was not allowed to have pre-execution discussions. We have been in discussions, both internally and with the CFTC in the context of revising what we have out there in an interpretative policy to open up access in that regard. And that will go through the normal channels of the Executive Committee.

                                    * * * *

          Thank you.  Phil.

                                    * * * *

          [unidentified speaker:] Two quick questions. There was a rumor on the floor today that the Board of Trade only has 25 days of operating capital. I want to know if you can address that. The other issue is that it seems like this whole situation is tied to volume. Currently, we are averaging about 700,000 contracts per day. In the event that this volume stays the same for the next six months, what kind of situation will that put the Board of Trade in from a capital situation?

                                    * * * *

          [unidentified speaker:] I think you heard that we've revised the budget for 700,000 contracts a day, which is the current level. And the other rumor was that we are insolvent? Was that the other one? I think I addressed that one already.

                                    * * * *

          [unidentified speaker:] We heard a rumor today that the Board of Trade only has 25 days of operating capital.

                                    * * * *

          Glen?

                                    * * * *

          [unidentified speaker:] We have a cash balance that will take us through a month, but you have to bear in mind that our receivables, if you will.

                                    * * * *

          [unidentified speaker:] You know, as a trader from Microspecs that prime uses the bottom, but as far as new products, I think you've heard some of them talked about here today, you know some of the eContracts. There's a demand to launch the five-Year Agency; there are a couple other Dow products coming.

                                      ****

          Danny

                                      ****

          [unidentified speaker:] Like many of you I had a home and at times our [inaudible] would be very good for me. A goal of mine would be to pay off my mortgage. Just from a psychological point, it's nice to get that mortgage payment off the books, but not the priority in my financial life. Life was a look at the Board of Trade and Charlie, if I was in your position as head of Finance Committee, whether it's good times or bad, I would take a look at the attitude toward what is the priority in terms of paying off this debt on our building. To me, it's almost like a Depression-type mentality. If we are paying 10% on our building and we can utilize funds that will give us, however one perceives, a greater return than 10%, I would just as soon funds being used in those areas versus debt retirement.

                                      ****

          [unidentified speaker:] First off, Dan, we did have this discussion in the past. I don't think it's a Depression-type mentality. I think we're just making sure that we have to put ourselves in the position to meet our obligations and fund our strategic programs. As far as the banking covenants of the banking arrangements. I think Glen can speak to them as to what we could do because I think that would be part of what we intend to discuss in the September finance committee meetings, as what can be done as far as rearranging some of these debt payments that were committed to five years ago, four years ago. So, anyway, I'll let Glen speak to the covenants and the ability to manage cash, but I think that even if you were able to extend some debt you still want to put a cash balance back between you and the types of things we've heard today where there are rumors going around of insolvency and there are rumors going around of 25 days of operating capital. I don't think that's a healthy position for this Exchange to be in. I don't believe it's a Depression-type mentality though.

                                      ****

          [unidentified speaker:] I agree with you.

                                      ****

          [unidentified speaker:] If we wanted Dan, when our debt gets down this has been, it's down to $65 million, under $65 million. If we can get that debt down to $55 million to $60 million, at that point that's the amount that a commercial lender will give us as a mortgage on the building. Right now, our debt is on the Board of Trade as a business. Get that debt, if we're in that position, say by the end of 2001, at that level we'll be able to go up, we would be able if that's the decision, go out, get a mortgage, get a 30-year mortgage, 15-year balloon, 30-year amortization and that would be the tax. One way to do that.

                                      ****

          I think there's a question been waiting on the phone.  Hello.

                                      ****

          Hello, I have a question from Bill [Kochshaw].

                                      ****

          Okay.

                                      ****

          Hello. It's [Kochshoot] anyway. My question is for Jim Amaral. I understand that you've gone to Frankfurt recently and that you discussed with them improvements that they are going to happen, and improvements for version
1.1. What are those and where on the priority list is getting a pro rata matching algorithm?

                                      ****

          [unidentified speaker:] Certainly. Version 1.1 provides primarily a new language that the software is written in. The language it's written in right now doesn't allow us to expand it to attach to the Internet.

                                      ****

          For Paul Richards: Can you explain what miss is?

                                      ****

          I'm sorry. It's the computer that's on a member's site that plugs into the network in the Eurex architecture.

                                      ****

          Thank you.

                                      ****

          [unidentified speaker:] So this is the language that's on it right now, has been rewritten or it already has been done by Deutsche Boerse's systems. It's the foundation for their version 4.1 which will be released to their customers in November of this year. Now, we can't release another version in November for the Alliance customers. The earliest we feel we could would be in Quarter 1 to support the new customers that are coming on. We have not yet made the decision to release 1.1. It's in discussion. So everything I've shared with you is about what it would be if we were to approve that release.

                                      ****

          Okay.  About the pro rata matching algorithm . . . .

                                      ****

          [unidentified speaker:] Certainly, the pro rata matching algorithm is already coded in the system; so the a/c/e system 1.0 that we released this month has the software code to allow the algorithm to be used for Eurex products. The Board of Trade has the right to purchase that piece of the code and turn it on. We have not exercised that right. There are costs associated with it and the decision was made to hold that in abeyance until after the launch of the system when we see how it behaves. Then if we choose to, we can turn the pro rata on very quickly. It's a financial decision we'll have to make about being able to pay for half the development of the algorithm software. Eurex currently uses the pro rata algorithm software for the short term products, fairly low volume. There's some question as to whether or not that algorithm would function in a high volume product environment like with our T-bond. We don't know; so if we were to turn this on, I would want to test it a bit first in the laboratory before we went mainstream with it. So it would take us a little bit of time but that's measured in short months, not a long year because there's no software development that has to go on.

                                      ****

          [unidentified speaker:] Okay, so it's not a technology decision. Is that what you're saying? It's a financial decision to turn on a pro rata match.

                                      ****

          [unidentified speaker:] No, it's not a financial decision either. I think it's a decision whether for business reasons you want to deploy it or not. There's strong argument on both sides whether that is needed for certain products. So I would say that would be the first decision you would make and then it becomes a technology/financial decision you make.

                                      ****

          [unidentified speaker:] Okay. I would just say that it's somebody who's an old man of trading on the screen that I am sure that the vast majority of people who trade on the screen would rather see a pro rata matching algorithm, but thanks for answering my questions.

                                      ****

          [unidentified speaker:] I think that's probably accurate. I'm an old trader on the screen, too. I'm a beta tester on the Project A. I go that far back and I like it, too, but I can see the argument to not have it; so I think it's a debate that probably will continue to have around here but it's not just financial/technology that's all. Yes, sir.

                                      ****

          [unidentified speaker:] You mentioned MFN in your opening discussion and I haven't heard anything. Has there been some change in the Board?

                                      ****

          [unidentified speaker:]  A change in the Board stance?

                                      ****

          Yes.

                                      ****

          [unidentified speaker:] No, as you may or may not be aware, I sent out a letter asking for opinions, input, on that issue and I have received some. I probably expect to receive some more. The Implementation Committee will review that when it's time.

                                      ****

          [unidentified speaker:] [inaudible] of the electronic arm large change up for review?

                                      ****

          [unidentified speaker:] As it stands right now, it's in a restructuring report and that recommendation was for three years but, again, all that happens when you take the second vote.  So . . . .

                                      ****

          [unidentified speaker:]  It will be in the second vote, the MFN?

                                      ****

          I believe it will be, yes.

                                      ****

          Okay.

                                      ****

          It may not be.

                                      ****

          Okay

                                      ****

          [unidentified speaker:] I think you'll know about it before the second vote.

                                      ****

          Okay

                                      ****

          [unidentified speaker:]  It's enough of an issue that . . . .

                                      ****

          [unidentified speaker:] If it is not in the second vote, whose dominion will the decision fall under, the electronic exchange?

                                      ****

          [unidentified speaker:] Is this a covenant that you would write before?

                                      ****

          [unidentified speaker:]  This has to do with grass root implementation steps as . . . .

                                      ****

          I think that

                                      ****

          some of these issues . . .

                                      ****

          you'll know about . . . .

                                      ****

          to a further review by the Implementation Committee.

                                      ****

          [unidentified speaker:] The Implementation Committee is gonna look at this and there's, it's not, it's gonna, you're gonna know about it before there's another vote I would expect if there's a separation that if there's a separation of companies.

                                      ****

          Okay.

                                      ****

          [unidentified speaker:] I would recommend that if you have interest in it you should submit it in writing.

                                      ****

          [unidentified speaker:] Okay. So then, the answer to my question is that the Implementation Committee will in some likelihood have the determination of who will make the decision on . . . .

                                      ****

          [unidentified speaker:]  Well, they will recommend to the Board.

                                      ****

          [unidentified speaker:] Of who will make the decision but they won't be the deciding vote.

                                      ****

          [unidentified speaker:]  I think the Board will be the deciding.

                                      ****

          Okay.  Thank you very much.

                                      ****

          Mark.

                                      ****

          One suggestion would be, I think you've done a good job dispelling rumors and giving us the facts, but I think a suggestion would be if you could in TradeTalk have someone from the Exchange when you see all these rumors perhaps dispel them in a way where they wouldn't get disseminated as much. I don't know if that's feasible or not, but just a suggestion.

                                      ****

          [unidentified speaker:] I don't know. I really, I'm on that TradeTalk and I read it and you could spend your whole day answering those darn things. But you're right.

                                      ****

          [unidentified speaker:] I'm not saying that you should be the one doing the answering, but if there was some sort of monitoring it, maybe some of the things that do get disseminated or the rumors that spread could be brush fires, could be put out. I don't think that's something that the chairman of the Exchange should spend his time on.

                                      ****

          I hope not.  David.

                                      ****

          [unidentified speaker:] Just a short question here. We spend millions of dollars here on these new systems and so forth and everything looks like it's a real plus but again we have to sell it. What's our plan to go out there and sell it to the world? Are we going to spend a sizable amount of money in publicity? Have we got money budgeted for that? I mean, our earnings are tight but we're spending all this money. We've got to go out and sell it and I just want to know what kind of plan of attack that we have to reach around the world and see if we can't get this off to a great start.

                                      ****

          Mr. Dutterer: Well, I mentioned that the Marketing Department is certainly smaller in size than it was some time ago. We are continuing to focus on a number of ways to indicate that the products are available and that the access is available. Primarily it is a one-on-one arrangement. Secondly, I mentioned the activities ongoing this week in Europe. We were targeting a Far East activity in September and I think right now we'll probably postpone that, for a variety of reasons, into a little bit later in the year. Again, it's juggling the one-on-one with the resources we have along with the seminars and that's our approach to it right now.

                                      ****

          Peter.

                                      ****

          David: I know the discussions are going on between the Board of Trade and the CBOE are highly confidential. Can you give us any feel at all how the CBOE feels about becoming, if a merger discussion is making progress, moving towards some kind of successful conclusion for both parties? How does the CBOE feel about joining Eurex? If we were to successfully merge with the CBOE how do they feel about coming into as part of Eurex? How would that be structured from their standpoint? I don't know if you can speak to that or if you can give us any kind of impression about it. I know that they feel that their systems are the crown jewels, as far as they're concerned, because they feel that they have cutting-edge

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technology, order flow and order match and grade check and everything. And would they want to bring their systems into Eurex?

                                      ****

          [unidentified speaker:] I think it's safe to say that those are topics that we're discussing.

                                      ****

          Leave it at that.

                                      ****

          [unidentified speaker:] Yeah, have to leave it at that. I will say that all this might be digressing here a little bit, and there's hardly anybody left, but with all the rumors and everything that we read about, we hear about, that doesn't help the discussions.

                                      ****

          [unidentified speaker:] Are you also on the CBOE's [inaudible] Web site? Because there are an awful lot of rumors and "quote/unquote" facts they're throwing around on that also.

                                      ****

          I'm not a part of that.

                                      ****

          [unidentified speaker:] There was some movement by the CBOE's [inaudible] Web site to set up exchange messages back and forth on both Web sites so both memberships would have an idea how the other, their counterparts are feeling on the other side. So helpful

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information flowing back and forth between the two exchanges, I don't know if that's capable or possible or if there's any interest in that.

                                      ****

          [unidentified speaker:] That's the first I heard of that. I don't know. But I will say that there are active discussions. I think things are progressing; they're slow and cumbersome, but again these come into, you know, in a vacuum. You think you know two organizations, two institutions. It's pretty easy to get them together, but you're talking about two membership institutions that have member rights and all the different trappings that have come along with these institutions and there are some difficult issues. But I will tell you that the rumors and all the negative and all the other crap around here doesn't help the discussions. But that's . . .well I think we should probably wrap it up. I thank you for coming. I thank the people that are listening. I hope it was beneficial. I think we have a really bright future; for those of you who are left if you want to pass it on to your fellow members and everybody else. I think that we're obviously in a big transition time. There's a lot of change happening, but any time that I've ever gone through difficult times or big change there's always a lot of opportunity and a lot of good comes out of it. Let's face it, if it was really easy it probably wouldn't be worth doing; so we're going through it. We're going to get through it and, I think, there's a very bright future for this institution and its members, future shareholders. So, thank you for coming and talk to you later.

          That concludes the meeting and teleconference from the Board of Trade.

                                   * * * * *

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